                                                              File Nos. 811-8116

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Initial Registration Statement

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 31

                      ALLMERICA SELECT SEPARATE ACCOUNT OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              (Name of Depositor)
                               440 Lincoln Street
                              Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                          Charles F. Cronin, Secretary
                First Allmerica Financial Life Insurance Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

    ___ immediately upon filing pursuant to paragraph (b) of Rule 485
    ___ on (date) pursuant to paragraph (b) of Rule 485
    ___ 60 days after filing pursuant to paragraph (a) (1) of Rule 485
    ___ on (date) pursuant to paragraph (a) (1) of Rule 485
    ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 2000 was filed on or before March 30, 2001.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

    CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF ITEMS CALLED FOR
                                  BY FORM N-4

FORM N-4 ITEM NO.          CAPTION IN PROSPECTUS
-----------------          ---------------------
1..........................Cover Page

2..........................Special Terms

3..........................Summary of Fees and Expenses; Summary of Contract Features

4..........................Condensed Financial Information;  Performance Information

5..........................Description of the Company, the Variable Account and The Underlying Investment
                           Companies

6..........................Charges and Deductions

7..........................Description of the Contract -- The Accumulation Phase

8..........................Electing the Annuity Date; Description of Annuity Payout Options; Variable Annuity
                           Benefit Payments

9..........................Death Benefit

10.........................Payments;  Computation of Values;  Distribution

11.........................Surrender and Withdrawals; Surrender Charge; Withdrawals After the Annuity Date

12.........................Federal Tax Considerations

13.........................Legal Matters

14.........................Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.          CAPTION IN STATEMENT OF ADDITIONAL INFORMATION

15.........................Cover Page

16.........................Table of Contents

17.........................General Information and History

18.........................Services

19.........................Underwriters


20.........................Performance Information

21.........................Annuity Benefit Payments

22.........................Financial Statements

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                        ALLMERICA SELECT SEPARATE ACCOUNT

                            WORCESTER, MASSACHUSETTS

This Prospectus provides important information about the Allmerica Select Acclaim variable annuity contract issued by First Allmerica Financial Life Insurance Company. The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on both a group and individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information dated _______, 2002 containing more information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Allmerica Select Customer Service at 1-800-366-1492. The Table of Contents of the Statement of Additional Information is listed on page 3 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (HTTP://WWW.SEC.GOV).

Allmerica Select Separate Account is subdivided into Sub-Accounts. Each Sub-Account offered as an investment option under this contract invests exclusively in shares of one of the following funds:

ALLMERICA INVESTMENT TRUST                              FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
--------------------------                              -----------------------------------------------------------
AIT Equity Index Fund                                   Fidelity VIP Equity-Income Portfolio
AIT Money Market Fund                                   Fidelity VIP Growth Portfolio
AIT Select Aggressive Growth Fund                       Fidelity VIP High Income Portfolio
AIT Select Capital Appreciation Fund
AIT Select Emerging Markets Fund                        FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
AIT Select Growth Fund                                  --------------------------------------------
AIT Select Growth and Income Fund                       (SERVICE CLASS 2)
AIT Select International Equity Fund                    -----------------
AIT Select Investment Grade Income Fund                 Fidelity VIP II Contrafund(R) Portfolio
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund                        FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
AIT Select Value Opportunity Fund                       ---------------------------------------------
                                                        (SERVICE CLASS 2)
AIM VARIABLE INSURANCE FUNDS                            -----------------
----------------------------                            Fidelity VIP III Growth & Income Portfolio
AIM V.I. Aggressive Growth Fund                         Fidelity VIP III Mid Cap Portfolio
AIM V.I. Blue Chip Fund
AIM V.I. Value Fund                                     FRANKLIN TEMPLETON VARIABLE INSURANCE
                                                        -------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.            PRODUCTS TRUST (CLASS 2)
--------------------------------------------            ------------------------
(CLASS B)                                               FT VIP Franklin Small Cap Fund
---------                                               FT VIP Mutual Shares Securities Fund
Alliance Growth and Income Portfolio
Alliance Premier Growth Portfolio                       INVESCO VARIABLE INVESTMENT FUNDS, INC.
                                                        ---------------------------------------
DEUTSCHE ASSET MANAGEMENT VIT FUNDS                     INVESCO VIF Dynamics Fund
-----------------------------------                     INVESCO VIF Health Sciences Fund
Deutsche VIT EAFE Equity Index
Deutsche VIT Small Cap Index                            JANUS ASPEN SERIES (SERVICE SHARES)
                                                        -----------------------------------
EATON VANCE VARIABLE TRUST                              Janus Aspen Aggressive Growth Portfolio
--------------------------                              Janus Aspen Growth Portfolio
Eaton Vance VT Floating Rate-Income Fund                Janus Aspen Growth and Income Portfolio
Eaton Vance VT Worldwide Health Sciences Fund           Janus Aspen International Growth Portfolio

                                                        PIONEER VARIABLE CONTRACTS TRUST (CLASS II)
                                                        -------------------------------------------
                                                        Pioneer Fund VCT Portfolio
                                                        Pioneer Real Estate Growth VCT Portfolio

                                                        SCUDDER VARIABLE SERIES II
                                                        --------------------------
                                                        Scudder Technology Growth Portfolio
                                                        SVS Dreman Financial Services Portfolio

                                                        T. ROWE PRICE INTERNATIONAL SERIES, INC.
                                                        ----------------------------------------
                                                        T. Rowe Price International Stock Portfolio

The Fixed Account, which is part of the Company's General Account, is an additional investment option that pays an interest rate guaranteed for one year from the time a payment is received.

THIS ANNUITY IS NOT A BANK DEPOSIT OR OBLIGATION; IS NOT FEDERALLY INSURED; AND IS NOT ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               DATED ______, 2002

(cont.)

The Company offers a variety of fixed and variable annuity contracts. These other contracts may offer features, including investment options, fees and/or charges that are different from those in the contract offered by this Prospectus. These contracts may be offered through different distributors. Upon request, your financial representative can show you information regarding other annuity contracts offered by the Company. You can also contact us directly to find out more about these annuity contracts.

                               TABLE OF CONTENTS

SPECIAL TERMS                                                                                           5
SUMMARY OF FEES AND EXPENSES                                                                            7
SUMMARY OF CONTRACT FEATURES                                                                           13
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND THE UNDERLYING INVESTMENT COMPANIES              17
INVESTMENT OBJECTIVES AND POLICIES                                                                     20
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE                                                  24
    A.  Payments                                                                                       24
    B.  Computation of Values                                                                          25
            The Accumulation Unit                                                                      25
            Net Investment Factor                                                                      25
    C.  Right to Cancel                                                                                26
    D.  Transfer Privilege                                                                             26
            Asset Allocation Model Reallocations                                                       26
            Automatic Transfers (Dollar Cost Averaging)                                                26
            Automatic Account Rebalancing                                                              27
    E.  Surrender and Withdrawals                                                                      27
            Systematic Withdrawals                                                                     28
            Life Expectancy Distributions                                                              29
            Systematic Level Free of Surrender Charge Withdrawal Program                               29
    F.  Death Benefit                                                                                  30
            Payment of the Death Benefit Prior to the Annuity Date                                     30
    G.  The Spouse of the Owner as Beneficiary                                                         30
    H   Assignment                                                                                     31
ANNUITIZATION -- THE PAYOUT PHASE                                                                      32
    A.  Electing the Annuity Date                                                                      32
    B.  Choosing the Annuity Payout Option                                                             32
            Fixed Annuity Payout Options                                                               32
            Variable Annuity Payout Options                                                            33
    C.  Description of Annuity Payout Options                                                          33
    D.  Variable Annuity Benefit Payments                                                              34
            The Annuity Unit                                                                           34
            Determination of the First Annuity Benefit Payment                                         34
            Determination of the Number of Annuity Units                                               35
            Dollar Amount of Subsequent Variable Annuity Benefit Payments                              35
            Payment of Annuity Benefit Payments                                                        35
    E.  Transfers of Annuity Units                                                                     35
    F.  Withdrawals After the Annuity Date                                                             36
            Calculation of Proportionate Reduction                                                     36
            Calculation of Present Value                                                               37
            Deferral of Withdrawals                                                                    38
    G.  Reversal of Annuitization                                                                      38
    H.  NORRIS Decision                                                                                38
CHARGES AND DEDUCTIONS                                                                                 39
    A.  Variable Account Deductions                                                                    39
            Mortality and Expense Risk Charge                                                          39
            Administrative Expense Charge                                                              39
            Other Charges                                                                              39
    B.  Contract Fee                                                                                   40
    C.  Premium Taxes                                                                                  40

    D.  Surrender Charge                                                                             40
            Calculation of Surrender Charge                                                          40
            Withdrawal Without Surrender Charge                                                      41
            Effect of Withdrawal Without Surrender Charge Amount                                     43
            Reduction or Elimination of Surrender Charge and Additional Amounts Credited             44
    E.  Transfer Charge                                                                              45
    F.  Withdrawal Adjustment Charge                                                                 45
FEDERAL TAX CONSIDERATIONS                                                                           47
    A.  General                                                                                      47
            The Company                                                                              47
            Diversification Requirements                                                             47
            Investor Control                                                                         47
    B.  Qualified and Non-Qualified Contracts                                                        48
    C.  Taxation of the Contract in General                                                          48
            Withdrawals Prior To Annuitization                                                       48
            Withdrawals After Annuitization                                                          48
            Annuity Payouts After Annuitization                                                      48
            Penalty on Distribution                                                                  49
            Assignments or Transfers                                                                 49
            Nonnatural Owners                                                                        49
            Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations  49
    D.  Tax Withholding                                                                              50
    E.  Provisions Applicable to Qualified Employer Plans                                            50
            Corporate and Self-Employed Pension and Profit Sharing Plans                             50
            Individual Retirement Annuities                                                          50
            Tax-Sheltered Annuities                                                                  51
            Texas Optional Retirement Program                                                        51
STATEMENTS AND REPORTS                                                                               51
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS                                                    51
CHANGES TO COMPLY WITH LAW AND AMENDMENTS                                                            52
VOTING RIGHTS                                                                                        52
DISTRIBUTION                                                                                         53
LEGAL MATTERS                                                                                        53
FURTHER INFORMATION                                                                                  53
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT                                               A-1
APPENDIX B -- PERFORMANCE INFORMATION                                                                B-1
APPENDIX C -- SURRENDER CHARGES                                                                      C-1
APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS                                                  D-1

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY
SERVICES
UNDERWRITERS
ANNUITY BENEFIT PAYMENTS AND ACCUMULATION UNIT CALCULATION
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM
PERFORMANCE INFORMATION
FINANCIAL STATEMENTS                                                                                 F-1

                                  SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts and the Fixed Account credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the issue date and may not be later than the Owner's 90th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the issue date.

CUMULATIVE EARNINGS: the Accumulated Value reduced by total payments not previously withdrawn.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals that exceed the Withdrawal Without Surrender Charge amount.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding Underlying Fund.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee and surrender charge.

UNDERLYING FUND (OR FUNDS): an investment portfolio of Allmerica Investment Trust ("AIT"), a corresponding fund of AIM Variable Insurance Funds ("AVIF"), a corresponding portfolio of Alliance Variable Products Series Fund, Inc. ("Alliance"), a corresponding fund of Deutsche Asset Management VIT Funds ("Deutsche VIT"), a corresponding fund of Eaton Vance Variable Trust (EVVT), a corresponding portfolio of Fidelity Variable Insurance Products Fund ("Fidelity VIP"), a corresponding portfolio of Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), a corresponding portfolio of Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), a corresponding fund of Franklin Templeton Variable Insurance Products Trust ("FT VIP"), a corresponding fund of INVESCO Variable Investment Funds, Inc. ("INVESCO VIF"), a corresponding portfolio of Janus Aspen Series ("Janus Aspen"), a corresponding portfolio of Pioneer Variable Contracts Trust ("Pioneer VCT"), a corresponding portfolio of Scudder Variable Series II ("SVS"), or a corresponding portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price").

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Fund's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Allmerica Select Separate Account, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Allmerica Select Acclaim Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Underlying Funds. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes" under CHARGES AND DEDUCTIONS.

                                                   COMPLETE YEARS
                                                    FROM DATE OF
(1)  CONTRACT CHARGES:                                PAYMENT                    CHARGE
---------------------                              -------------                 ------
                                                     Less than 1                   8.0%
SURRENDER CHARGE:*                                   Less than 2                   8.0%
During the accumulation phase, this                  Less than 3                   7.0%
charge may be assessed upon surrender,               Less than 4                   6.0%
withdrawals or reversal of                           Less than 5                   5.0%
annuitization. The charge is a                       Less than 6                   4.0%
percentage of payments applied to the                Less than 7                   3.0%
amount surrendered (in excess of any                 Less than 8                   2.0%
amount that is free of surrender charge)             Thereafter                      0%
within the indicated time period.


*From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and Additional Amounts Credited" under "D. Surrender Charge" in the CHARGES AND DEDUCTIONS section.


TRANSFER CHARGE:
The Company currently does not charge for                                 None
processing transfers and guarantees that the first
12 transfers in a Contract year will not be subject to a transfer charge. For each subsequent transfer, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the Company for the costs of processing the transfer.


ANNUAL CONTRACT FEE:
During the accumulation phase, the fee is deducted                          $30
annually and upon surrender when Accumulated Value is less than $75,000. The fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan.


WITHDRAWAL ADJUSTMENT CHARGE AFTER THE ANNUITY DATE:
If you are receiving annuity payments under the Payments Guaranteed for a Specified Number of Years annuity option (a "Period Certain" annuity payout option) or under a Life with Payments Guaranteed for a Specified Number of Years option (a "Life with Period Certain" annuity payout option), you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments. Under a Life with Period Certain annuity option, the Owner may make one Present Value Withdrawal in each calendar year. Under a Period Certain option, the Owner may make multiple Present Value Withdrawals in each calendar year. For withdrawals taken within 5 years of the Issue Date, the Assumed Investment Return ("AIR") (in the case of a variable option) or the interest rate (in the case of a fixed option) used to determine the Present Value is increased by a 1.00% Withdrawal Adjustment Charge.

The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "D. Variable Annuity Benefit Payments" and "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE for additional information.

 (2) ANNUAL SUB-ACCOUNT EXPENSES:

    (on an annual basis as a percentage of average daily net assets)
    Mortality and Expense Risk Charge:                                   1.30%
    Administrative Expense Charge:                                       0.15%
                                                                         -----
    TOTAL ANNUAL EXPENSES:                                               1.45%

(3) ANNUAL UNDERLYING FUND EXPENSES: Total expenses of the Underlying Funds are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds as a percentage of average net assets for the year ended December 31, 2001, as adjusted for any material changes.



                                                       MANAGEMENT                                              TOTAL FUND EXPENSES
                                                     FEE (AFTER ANY                      OTHER EXPENSES            (AFTER ANY
                                                       VOLUNTARY       SERVICE FEES       (AFTER ANY              WAIVERS/REIM-
UNDERLYING FUND                                        WAIVERS)      OR 12B-1 FEES*  WAIVERS/REIMBURSEMENTS)       BURSEMENTS)
--------------------------------------------------   --------------   -------------- ------------------------   -------------------
AIT Equity Index Fund
AIT Money Market Fund
AIT Select Aggressive Growth Fund
AIT Select Capital Appreciation Fund
AIT Select Emerging Markets Fund
AIT Select Growth Fund
AIT Select Growth and Income Fund
AIT Select International Equity Fund
AIT Select Investment Grade Income Fund
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund
AIT Select Value Opportunity Fund
AIM V.I. Aggressive Growth Fund
AIM V.I. Blue Chip Fund
AIM V.I. Value Fund
Alliance Growth and Income Portfolio
(Class B)
Alliance Premier Growth Portfolio
(Class B)
Deutsche VIT EAFE Equity Index
Deutsche VIT Small Cap Index
Eaton Vance VT Floating Rate-Income Fund
Eaton Vance VT Worldwide Health Sciences Fund
Fidelity VIP Equity-Income Portfolio (Service Class 2)
Fidelity VIP Growth Portfolio (Service Class 2)
Fidelity VIP High Income Portfolio (Service Class 2)
Fidelity VIP II Contrafund(R) Portfolio
(Service Class 2)
Fidelity VIP III Growth & Income Portfolio
(Service Class 2)
Fidelity VIP III Mid Cap Portfolio (Service Class 2)
FT VIP Franklin Small Cap Fund (Class 2)
FT VIP Mutual Shares Securities Fund (Class 2)

INVESCO VIF Dynamics Fund
INVESCO VIF Health Sciences Fund
Janus Aspen Aggressive Growth Portfolio (Service Shares)
Janus Aspen Growth Portfolio (Service Shares)
Janus Aspen Growth and Income Portfolio (Service Shares)
Janus Aspen International Growth Portfolio (Service Shares)
Pioneer Fund VCT Portfolio (Class II)
Pioneer Real Estate Growth VCT Portfolio
(Class II)
Scudder Technology Growth Portfolio
SVS Dreman Financial Services Portfolio
T. Rowe Price International Stock Portfolio



* The Company may receive service fees or 12b-1 fees from the Underlying Funds in return for providing certain services. In addition, the Company may receive fees from the investment advisers or other service providers for providing such services.

**
***
****
(1)

(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14)
(15)

(16)
(17)
(18)

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay during the accumulation phase at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. The examples also assume the Underlying Fund expenses, including any waivers/reimbursements, listed above remain the same in each of the 1, 3, 5, and 10-year intervals. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets:


WITH SURRENDER CHARGE                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------   ------   -------   -------   --------
AIT Equity Index Fund
AIT Money Market Fund
AIT Select Aggressive Growth Fund
AIT Select Capital Appreciation Fund
AIT Select Emerging Markets Fund
AIT Select Growth Fund
AIT Select Growth and Income Fund
AIT Select International Equity Fund
AIT Select Investment Grade Income Fund
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund
AIT Select Value Opportunity Fund
AIM V.I. Aggressive Growth Fund
AIM V.I. Blue Chip Fund
AIM V.I. Value Fund
Alliance Growth and Income Portfolio
Alliance Premier Growth Portfolio
Deutsche VIT EAFE Equity Index
Deutsche VIT Small Cap Index
Eaton Vance VT Floating Rate-Income Fund
Eaton Vance VT Worldwide Health Sciences Fund
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP High Income Portfolio
Fidelity VIP II Contrafund(R) Portfolio
Fidelity VIP III Growth & Income Portfolio
Fidelity VIP III Mid Cap Portfolio
FT VIP Franklin Small Cap Fund
FT VIP Mutual Shares Securities Fund
INVESCO VIF Dynamics Fund
INVESCO VIF Health Sciences Fund
Janus Aspen Aggressive Growth Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Growth and Income Portfolio
Janus Aspen International Growth Portfolio
Pioneer Fund VCT Portfolio
Pioneer Real Estate Growth VCT Portfolio
Scudder Technology Growth Portfolio
SVS Dreman Financial Services Portfolio
T. Rowe Price International Stock Portfolio


(2) If, at the end of the applicable time period you either (1) annuitize your Contract or (2) do not surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

WITHOUT SURRENDER CHARGE                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------   ------   -------   -------   --------
AIT Equity Index Fund
AIT Money Market Fund
AIT Select Aggressive Growth Fund
AIT Select Capital Appreciation Fund
AIT Select Emerging Markets Fund
AIT Select Growth Fund
AIT Select Growth and Income Fund
AIT Select International Equity Fund
AIT Select Investment Grade Income Fund
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund
AIT Select Value Opportunity Fund
AIM V.I. Aggressive Growth Fund
AIM V.I. Blue Chip Fund
AIM V.I. Value Fund
Alliance Growth and Income Portfolio
Alliance Premier Growth Portfolio
Deutsche VIT EAFE Equity Index
Deutsche VIT Small Cap Index
Eaton Vance VT Floating Rate-Income Fund
Eaton Vance VT Worldwide Health Sciences Fund
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP High Income Portfolio
Fidelity VIP II Contrafund(R) Portfolio
Fidelity VIP III Growth & Income Portfolio
Fidelity VIP III Mid Cap Portfolio
FT VIP Franklin Small Cap Fund
FT VIP Mutual Shares Securities Fund
INVESCO VIF Dynamics Fund
INVESCO VIF Health Sciences Fund
Janus Aspen Aggressive Growth Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Growth and Income Portfolio
Janus Aspen International Growth Portfolio
Pioneer Fund VCT Portfolio
Pioneer Real Estate Growth VCT Portfolio
Scudder Technology Growth Portfolio
SVS Dreman Financial Services Portfolio
T. Rowe Price International Stock Portfolio

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE ALLMERICA SELECT ACCLAIM VARIABLE ANNUITY?

The Allmerica Select Acclaim variable annuity contract or certificate ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased prior to the 86th birthday of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

     -    a customized investment portfolio;

     -    experienced professional investment advisers;

     -    tax deferral on earnings;

     -    guarantees that can protect your family;

     -    withdrawals during the accumulation and annuitization phases; and

     -    income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments you choose to make among the Sub-Accounts investing in the Underlying Funds and the Fixed Account (collectively "the investment options.") You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

     -    the annuity payout option;

     - the date annuity benefit payments begin but no earlier than 1 year after the Issue Date; and

     - whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.

If the Owner selects an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option) or a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain") you may also take withdrawals during the annuity payout phase. Under a Life with Period Certain, the Owner may make one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, First Allmerica Financial Life Insurance Company. Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

     -    make payments

     -    choose investment allocations

     -    choose annuity payout options

     - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

     -    select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of the Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $5,000 minimum ($2,000 for IRA's) for your initial payment and a $50 minimum for any additional payments. A lower initial payment is permitted where monthly payments are being forwarded directly from a financial institution.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Underlying Funds and the Fixed Account.

VARIABLE ACCOUNT.  The forty Underlying Funds and their advisers are:
----------------


UNDERLYING FUND                                                         INVESTMENT ADVISER
---------------                                                          -----------------
AIT Equity Index Fund                                                   Allmerica Asset Management, Inc.
AIT Money Market Fund                                                   Allmerica Asset Management, Inc.
AIT Select Aggressive Growth Fund                                       Massachusetts Financial Services Company and Jennison
                                                                        Associates LLC.
AIT Select Capital Appreciation Fund                                    T. Rowe Price Associates, Inc.
AIT Select Emerging Markets Fund                                        Schroder Investment Management North America Inc.
AIT Select Growth Fund                                                  Putnam Investment Management, Inc.
AIT Select Growth and Income Fund                                       J.P. Morgan Investment Management Inc.
AIT Select International Equity Fund                                    Bank of Ireland Asset Management (U.S.) Limited
AIT Select Investment Grade Income Fund                                 Allmerica Asset Management, Inc.

AIT Select Strategic Growth Fund                                        TCW Investment Management Company
AIT Select Strategic Income Fund                                        Western Asset Management Company
AIT Select Value Opportunity Fund                                       Cramer Rosenthal McGlynn, LLC
AIM V.I. Aggressive Growth Fund                                         A I M Advisors, Inc.
AIM V.I. Blue Chip Fund                                                 A I M Advisors, Inc.
AIM V.I. Value Fund                                                     A I M Advisors, Inc.
Alliance Growth and Income Portfolio                                    Alliance Capital Management L.P.
Alliance Premier Growth Portfolio                                       Alliance Capital Management L.P.
Deutsche VIT EAFE Equity Index                                          Deutsche Asset Management
Deutsche VIT Small Cap Index                                            Deutsche Asset Management
Eaton Vance VT Floating Rate-Income Fund                                Eaton Vance Management
Eaton Vance VT Worldwide Health Sciences                                OrbiMed Advisors, Inc.
Fidelity VIP Equity-Income Portfolio                                    Fidelity Management & Research Company
Fidelity VIP Growth Portfolio                                           Fidelity Management & Research Company
Fidelity VIP High Income Portfolio                                      Fidelity Management & Research Company
Fidelity VIP II Contrafund(R) Portfolio                                 Fidelity Management & Research Company
Fidelity VIP III Growth & Income Portfolio                              Fidelity Management & Research Company
Fidelity VIP III Mid Cap Portfolio                                      Fidelity Management & Research Company
FT VIP Franklin Small Cap Fund                                          Franklin Advisers, Inc.
FT VIP Mutual Shares Securities Fund                                    Franklin Mutual Advisers, LLC
INVESCO VIF Dynamics Fund                                               INVESCO Funds Group, Inc.
INVESCO VIF Health Sciences Fund                                        INVESCO Funds Group, Inc.
Janus Aspen Aggressive Growth Portfolio                                 Janus Capital
Janus Aspen Growth Portfolio                                            Janus Capital
Janus Aspen Growth and Income Portfolio                                 Janus Capital
Janus Aspen International Growth Portfolio                              Janus Capital
Pioneer Fund VCT Portfolio                                              Pioneer Investment Management, Inc.
Pioneer Real Estate Growth VCT Portfolio                                Pioneer Investment Management, Inc.
Scudder Technology Growth Portfolio                                     Zurich Scudder Investments, Inc.
SVS Dreman Financial Services Portfolio                                 Zurich Scudder Investments, Inc.
T. Rowe Price International Stock Portfolio                             T. Rowe Price International, Inc.


Each Underlying Fund operates pursuant to different investment objectives and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs. For a more detailed description of the Underlying Funds, see INVESTMENT OBJECTIVES AND POLICIES. For more information about the investment advisers, see DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT AND THE UNDERLYING INVESTMENT COMPANIES.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

CAN I MAKE TRANSFERS AMONG THE INVESTMENT OPTIONS?

Yes. During the accumulation phase, you may transfer among the Sub-Accounts investing in the Underlying Funds and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request in the same or subsequent Contract year is without charge and does not reduce the remaining number of transfers which may be made free of charge.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2. Each calendar year you can withdraw without a surrender charge the Withdrawal Without Surrender Charge Amount. The maximum that can be withdrawn without a surrender charge in a calendar year is 12% of the Gross Payment Base. When the first withdrawal is taken, the Gross Payment Base is equal to total payments made to the Contract. When subsequent withdrawals are taken, the Gross Payment Base reduces. For a detailed discussion of how the Withdrawal Without Surrender Charge Amount is calculated, please see CHARGES AND DEDUCTIONS, "D. Surrender Charge."

In addition, WHERE PERMITTED BY LAW, the Company will waive surrender charges if, after the Contract is issued and before you attain age 65, you become disabled.

Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than eight years may be subject to a surrender charge.

To the extent it exceeds the Withdrawal Without Surrender Charge Amount described above, the Owner of a qualified Contract or a Contract issued under a
Section 457 Deferred Compensation Plan may take each calendar year, without surrender charge, an amount calculated by the Company based on his or her life expectancy.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity
(IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) gross payment(s) or (2) the Accumulated Value, plus any fees or charges previously deducted. See "C. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

     - You may assign your ownership to someone else, except under certain qualified plans.

     - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

     -    You may change your allocation of payments.

     - You may make transfers among the Sub-Accounts without any tax consequences.

     - You may cancel your Contract within ten days of delivery (or longer if required by state law).

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                     AND THE UNDERLYING INVESTMENT COMPANIES

THE COMPANY. The Company, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. As of December 31, 2001, the Company and its subsidiaries had over $xx billion in combined assets and over $xx billion of life insurance in force. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

ALLMERICA SELECT SEPARATE ACCOUNT. The Company maintains a separate account called the Allmerica Select Separate Account (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of the Board of Directors of the Company on August 20, 1991. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

The Variable Account is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains, or capital losses of the Company. Obligations under the Contracts are obligations of the Company. Under Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. The Company also offers other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust (the "Trust") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. The Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various separate accounts established by the Company or other insurance companies. Twelve investment portfolios of AIT currently are available under the Contract, each issuing a series of shares: AIT Select Emerging Markets Fund, AIT Select International Equity Fund, AIT Select Aggressive Growth Fund, AIT Select Capital Appreciation Fund, AIT Select Value Opportunity Fund, AIT Select Strategic Growth Fund, AIT Select Strategic Income Fund, AIT Equity Index Fund, AIT Select Growth Fund, AIT Select Growth and Income Fund, AIT Select Investment Grade Income Fund and the AIT Money Market Fund. The assets of each Fund are held separate from the assets of the other Funds. Each Fund operates as a separate investment vehicle and the income or losses of one Fund have no effect on the investment performance of another Fund. Shares of the Trust are not offered to the general public but solely to such variable accounts.

AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and the Trustees, in consultation with BARRA RogersCasey, Inc. ("BARRA RogersCasey") a pension consulting firm. The cost of such consultation is borne by AFIMS. BARRA RogersCasey provides consulting services to pension plans representing hundreds of billions of dollars in total assets and, in its consulting capacity, monitors the investment performance of over 1000 investment advisers. BARRA RogersCasey is wholly controlled by BARRA, Inc. As a consultant, BARRA RogersCasey has no discretionary or decision-making authority with respect to the Funds and has no responsibility for any investment advice or other services provided to the Funds by AFIMS or the Sub-Advisers. Under each Sub-Adviser agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to the Trustees' and/or AFIMS' instructions. AFIMS is solely responsible for the payment of all fees for investment management services.

AIM VARIABLE INSURANCE FUNDS. AIM Variable Insurance Funds ("AVIF"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. The investment advisor for the AIM V.I. Aggressive Growth Fund, AIM V.I. Blue Chip Fund and the AIM V.I. Value Fund is A I M Advisors, Inc. ("AIM"). AIM was organized in 1976, and, together with its subsidiaries, manages or advises over 130 investment company portfolios encompassing a broad range of investment objectives.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. Alliance Variable Products Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company. Two of its separate investment portfolios are currently available under the Contract. Alliance Variable Products Series Fund's investment adviser is Alliance Capital Management, L.P. ("Alliance Capital"), a global investment manager providing diversified services to institutions and individuals through a broad line of investments including more than 100 mutual funds.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS. Deutsche Asset Management VIT Funds ("Deutsche VIT") is an open-end management investment company which is registered under the 1940 Act, as amended, and was organized as a Massachusetts business trust on January 19, 1996. Deutsche Asset Management, Inc. (DeAM) is a broad-based global investment firm that provides asset management capabilities to a variety of institutional clients worldwide. DeAM's presence in all of the major investment markets gives clients a truly global network and product range. DeAM manages U.S., international, emerging markets, fixed income and is a known leader in index strategies. Deutsche Asset Management, Inc. serves as investment adviser to the Deutsche VIT Small Cap Index Fund and Deutsche VIT EAFE Equity Index Fund.

EATON VANCE VARIABLE TRUST. Eaton Vance Variable Trust is an open-end management investment company organized as a Massachusetts business trust on August 14, 2000 and registered with the SEC under the 1940 Act. Eaton Vance Management ("Eaton Vance"), 255 State Street, Boston, Massachusetts, manages the Eaton Vance VT Floating Rate-Income Fund. OrbiMed Advisors, Inc. ("OrbiMed"), 767 3rd Avenue, New York, New York, manages the Eaton Vance VT Worldwide Health Sciences Fund.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND. Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the SEC under the 1940 Act. Three of its investment portfolios are available under the
Contract: the Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, and Fidelity VIP High Income Portfolio.

Various Fidelity companies perform certain activities required to operate Fidelity VIP. FMR is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies which provide a variety of financial services and products. FMR is the original Fidelity Company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. As part of their operating expenses, the portfolios of Fidelity VIP pay a monthly investment management fee to FMR for managing investment and business affairs. The prospectus of Fidelity VIP contains additional information concerning the portfolios, including information about additional expenses paid by the portfolios, and should be read in conjunction with this Prospectus.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II. Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion above), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988, and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the
Contract: the Fidelity VIP II Contrafund(R) Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III. Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), managed by FMR (see discussion above) is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the
Contract: the Fidelity VIP III Growth & Income Portfolio and Fidelity VIP III Mid Cap Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST. Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the funds' investment managers and their affiliates manage over $ billion in assets (as of December 31, 2001). The investment adviser to the FT VIP Franklin Small Cap is Franklin Advisers, Inc. The investment adviser to the FT VIP Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC.

INVESCO VARIABLE INVESTMENT FUNDS, INC. INVESCO Variable Investment Funds, Inc. ("INVESCO VIF") is an open-end, diversified, no-load management investment company which was incorporated under the laws of Maryland on August 19, 1993. The investment adviser to the INVESCO VIF Dynamics Fund and the INVESCO VIF Health Sciences Fund is INVESCO Funds Group, Inc.

JANUS ASPEN SERIES. Janus Aspen Series ("Janus Aspen") is an open-end, management investment company registered with the SEC. It was organized as a Delaware business trust on May 20, 1993. Janus Capital is the investment adviser of Janus Aspen. Four of its investment portfolios are available under the
Contract: Janus Aspen Aggressive Growth Portfolio, Janus Aspen Growth Portfolio, Janus Aspen Growth and Income Portfolio and Janus Aspen International Growth Portfolio.

PIONEER VARIABLE CONTRACTS TRUST. Pioneer Variable Contracts Trust ("Pioneer VCT") is an open-end, management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of Pioneer VCT or its separate investment portfolios. Pioneer Investment Management, Inc. ("Pioneer") is the investment adviser to each Portfolio. Pioneer may enter into subadvisory agreements with other investment advisers under which a subadviser would manage the day-to-day investments of a portfolio, subject to supervision by Pioneer. Pioneer is a majority owned subsidiary of UniCredito Italiano S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109.

SCUDDER VARIABLE SERIES II. Scudder Variable Series II ("SVS", formerly Kemper Variable Series) is a series-type mutual fund registered with the SEC as an open-end, management investment company. The SVS Dreman Financial Services Portfolio and the Scudder Technology Growth Portfolio are offered under the Contract. Zurich Scudder Investments, Inc. serves as the investment adviser of SVS.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by T. Rowe Price International, Inc. ("Price-International"), is an open-end, diversified management investment company organized in 1994 as a Maryland Corporation, and is registered with the SEC under the 1940 Act. Price International, the investment manager, is the successor to Rowe Price-Fleming International, Inc., founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited. In 2000, Rowe Price-Fleming International became wholly owned by T. Rowe Price Associates, Inc. Price-International is one of the largest no-load international mutual fund asset managers, with approximately $32.7 billion (as of December 31, 2000) under management in its offices in Baltimore, London, Tokyo, Hong

Kong, Singapore and Buenos Aires and Paris. One of its investment portfolios is available under the Contract: the T. Rowe Price International Stock Portfolio. An affiliate of Price-International, T. Rowe Price Associates, Inc. serves as Sub-Adviser to the AIT Select Capital Appreciation Fund.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS, AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information ("SAI") of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved or that the value of the Contract will equal or exceed the aggregate amount of the purchase payments made under the Contract.

AIT EQUITY INDEX FUND -- seeks to achieve investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

AIT MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

AIT SELECT AGGRESSIVE GROWTH FUND - seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

AIT SELECT CAPITAL APPRECIATION FUND - seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective.

AIT SELECT EMERGING MARKETS FUND - seeks long-term growth of capital by investing in the world's emerging markets.

AIT SELECT GROWTH FUND - seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

AIT SELECT GROWTH AND INCOME FUND - seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

AIT SELECT INTERNATIONAL EQUITY FUND - seeks maximum long-term total return (capital appreciation and income). The Fund will invest primarily in common stocks of established non-U.S. companies.

AIT SELECT INVESTMENT GRADE INCOME FUND -- seeks as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

AIT SELECT STRATEGIC GROWTH FUND - seeks long-term growth of capital appreciation.

AIT SELECT STRATEGIC INCOME FUND - seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing in various types of fixed income securities.

AIT SELECT VALUE OPPORTUNITY FUND - seeks long-term growth of capital by investing principally in diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

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AIM V.I. AGGRESSIVE GROWTH FUND - seeks to achieve long-term growth of capital by investing primarily in common stocks, convertible bonds, convertible preferred stocks and warrants of small and medium sized companies.

AIM V.I. BLUE CHIP FUND-- seeks to achieve as high a total return as possible, consistent with preservation of capital.

AIM V.I. VALUE FUND - seeks to achieve long-term growth of capital.

ALLIANCE GROWTH AND INCOME PORTFOLIO (CLASS B) -- seeks to provide current income and capital appreciation through investment in dividend-paying common stocks of quality companies.

ALLIANCE PREMIER GROWTH PORTFOLIO (CLASS B) -- seeks to achieve long-term growth of capital by investing principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

DEUTSCHE VIT EAFE EQUITY INDEX -- seeks to match, as closely as possible, before the deduction of expenses, the performance of the EAFE(R) Index. The Fund will invest primarily in common stocks of companies that compose the EAFE(R) Index, in approximately the same weightings as the EAFE(R) Index. The Fund may also use stock index futures and options.

DEUTSCHE VIT SMALL CAP INDEX -- seeks to match, as closely as possible (before the deduction of expenses) the performance of the Russell 2000 index, which emphasizes stocks of small U.S. companies. The Fund will invest primarily in common stocks of companies that compose the Russell 2000 Index, in approximately the same weightings as the Russell Index. The Fund may also use stock index futures and options.

EATON VANCE VT FLOATING RATE-INCOME FUND - seeks to provide a high level of current income by investing primarily in senior secured floating rate loans. The Fund will invest a substantial portion of assets in debt obligations issued in connection with corporate restructurings. The Fund invests primarily in below investment grade debt obligations which are considered speculative because of the credit risk of their issuers.

EATON VANCE VT WORLDWIDE HEALTH SCIENCES FUND - seeks long-term capital growth by investing in a global and diversified portfolio of health sciences companies. The Fund invests at least 65% of total assets in common stocks of companies engaged in the development, production or distribution of products related to scientific advances in health care. Because the Fund concentrates its investments in medical research and the health care industry, it could be affected by any event that adversely affects that sector.

FIDELITY VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2) - seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP GROWTH PORTFOLIO (SERVICE CLASS 2) - seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

FIDELITY VIP HIGH INCOME PORTFOLIO (SERVICE CLASS 2) - seeks to obtain a high level of current income while also considering growth of capital.

FIDELITY VIP II CONTRAFUND(R) PORTFOLIO (SERVICE CLASS 2) -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III GROWTH & INCOME PORTFOLIO (SERVICE CLASS 2)-- seeks high total return through a combination of current income and capital appreciation. The Portfolio invests a majority of its assets in common stocks of domestic and foreign issuers with a focus on those that pay current dividends and show

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potential for capital appreciation. The Portfolio may also invest in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.

FT VIP FRANKLIN SMALL CAP FUND (CLASS 2) - seeks long-term capital growth. The fund invests primarily in equity securities of U.S. small cap companies with market cap values of less than $1.5 billion or similar in size to those in the Russell 2000 Index, at the time of purchase.

FT VIP MUTUAL SHARES SECURITIES FUND (CLASS 2) -- seeks capital appreciation. Its secondary goal is income. The fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

INVESCO VIF DYNAMICS FUND -- seeks to make an investment grow. The Fund invests primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase - but also has the flexibility to invest in other types of securities including preferred stocks and debt instruments that are convertible into common stocks, as well as in bonds - including so-called "junk bonds."

INVESCO VIF HEALTH SCIENCES FUND - seeks to make an investment grow. The fund is aggressively managed and invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital. The Portfolio invests primarily in common stocks of medium-sized companies selected for their growth potential.

JANUS ASPEN GROWTH PORTFOLIO (SERVICE SHARES) - seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of larger, more established companies selected for their growth potential.

JANUS ASPEN GROWTH AND INCOME PORTFOLIO (SERVICE SHARES) - seeks long-term capital growth and income. The Portfolio normally emphasizes investments in common stocks.

JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital. The Portfolio primarily in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

PIONEER FUND VCT PORTFOLIO (CLASS II) -- invests in a broad list of carefully selected, reasonably priced securities for reasonable income and growth. This Portfolio formerly was known as the Growth and Income Portfolio.

PIONEER REAL ESTATE GROWTH VCT PORTFOLIO (CLASS II) -- invests primarily in REITs and other real estate industry companies for long-term growth of capital. Current income is the Portfolio's secondary investment objective.

SCUDDER TECHNOLOGY GROWTH PORTFOLIO - seeks growth of capital.

SVS DREMAN FINANCIAL SERVICES PORTFOLIO - seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies in the financial services industry believed by the Portfolio's investment manager to be undervalued.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO - seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

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Certain Underlying Funds have investment objectives and/or policies similar to those of other Underlying Funds. To choose the Sub-Accounts which best meet individual needs and objectives, carefully read the Underlying Fund prospectuses. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has Accumulated Value allocated to that Fund, he or she may have the Accumulated Value reallocated without charge to another Fund or to the Fixed Account, where available, on written request received by the Company within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

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             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is the day prior to the oldest Owner's 86th birthday or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application and/or signature. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

     - Currently, the initial payment must be at least $5,000 ($2,000 for IRA's).

     - Under a monthly automatic payment plan, the minimum initial payment is $50.

     -    Each subsequent payment must be at least $50.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" under "D. Transfer Privilege" below.

Subject to state law, the Owner may change allocation instructions by written or telephone request to the Company. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

This Contract is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Fund. These and similar activities may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Contract Owners. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not purchase this Contract.

In order to prevent "market timing" activities that may harm or disadvantage other Contract Owners, the Company may (a) reject or restrict any specific payment and transfer request and (b) impose specific limitations with respect to market timers, including restricting transfers by market timers to certain Underlying Funds. In addition, some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from the Company if, in the judgment of the Underlying Fund's investment adviser, the Underlying Fund would be unable to invest effectively in accordance with its

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investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, the Company may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to state law, the Company reserves the right to impose, without prior notice, restrictions on allocations and transfers that it determines, in its sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners.

B.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts and the Fixed Account. Allocations to the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

(1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

(2)  adding together the values of each Sub-Account, and

(3)  adding the amount of the accumulations in the Fixed Account, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses, and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting the sum of (3) and (4) where:

(1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

(2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

(3) is a charge for mortality and expense risks equal to 1.30% on an annual basis of the daily value of the Sub-Account's assets; and

(4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

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C.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In order to comply with New York regulations concerning the purchase of a new annuity contract to replace an existing life or annuity contract (a "replacement"), an Owner who purchases the Contract in New York as a replacement may cancel within 60 days after receipt. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office or to one of its authorized representatives. The Company will refund an amount equal to the Accumulated Value plus all fees and charges and the Contract will be void from the beginning.

In most states, the Company will pay the Owner the Contract's Accumulated Value, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of (a) gross payment(s) or (b) the Accumulated Value plus any amounts deducted for taxes, charges or fees. At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

D.  TRANSFER PRIVILEGE

Prior to the Annuity Date and subject to the market timing limitations described above in "A. Payments", the Owner may transfer amounts among investment options at any time upon written or in most jurisdictions, telephone request to the Company. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request in the same or subsequent Contract year is without charge and does not reduce the remaining number of transfers which may be made free of charge.

ASSET ALLOCATION MODEL REALLOCATIONS. If an Owner elects to follow an asset allocation strategy, the Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties that provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocation recommendations made by such third parties and is not responsible for the investment allocations and transfers transacted on the Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the AIT Money Market

Fund and the AIT Select Investment Grade Income Fund ("source accounts"). You may elect automatic transfers to one or more Sub-Accounts, subject to the following:

     -    the predetermined dollar amount may not be less than $100;

     - the periodic basis may be monthly, quarterly, semi-annually or annually;

     - automatic transfers may not be made into the selected source account or the Fixed Account, and if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

     -    the amount in the source account on a transfer date is zero; or

     - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically instruct the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, when it is being used as the source account from which to process automatic transfers. For more information see ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM in the SAI.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

E.  SURRENDER AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date on which the request and the Contract are received at the Principal Office.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment options from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100 and, except in New York where no specific minimum balance is required, the Accumulated Value of the Contract may not be reduced to less than $1,000.

A surrender charge and a Contract fee may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. However, each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Value without any applicable surrender charge; see "D. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

     - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

     -    the SEC has by order permitted such suspension, or

     - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The surrender and withdrawal rights of Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "Tax-Sheltered Annuities" and "Texas Optional Retirement Program" under FEDERAL TAX CONSIDERATIONS.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE.

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). The Owner may request:

     - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

     - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 16 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see "D. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS); then from any applicable payments not subject to a surrender charge, if any; then from payments subject to a surrender charge. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.

The minimum amount of each automatic withdrawal is $100 and, except in New York, the Accumulated Value of the Contract may not be reduced to less than $1,000. Systematic withdrawals will cease automatically on the

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Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS (for qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only). Each calendar year prior to the Annuity Date, the Owner may take, without surrender charge, a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option to the extent the LED exceeds the Withdrawal Without Surrender Charge Amount. See "D. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS. The Owner must return a properly signed LED request to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option (based upon the applicable IRS table), in each calendar year a fraction of the Accumulated Value is withdrawn without a surrender charge, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

     - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

     -    the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see FEDERAL TAX CONSIDERATIONS, "C. Taxation of the Contract in General." IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to receive withdrawals without application of any surrender charge, the Owner may preauthorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under this program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge is ever applied to withdrawals made under this program, the periodic withdrawals in any calendar year are limited to 12% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "D. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

The program will automatically terminate if a withdrawal that is not part of this program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

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F.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "G. The Spouse of the Owner as Beneficiary." DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

The death benefit is equal to the GREATEST of:

     (a) the Accumulated Value on the Valuation Date that the Company receives proof of death and all necessary claim paperwork;

     (b)  gross payments, proportionately reduced to reflect withdrawals; and

     (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for subsequent payments and proportionately reduced for subsequent withdrawals.

For each withdrawal under (b) or (c) the proportionate reduction is calculated by multiplying the death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
             -----------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

     (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

     (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), the excess, if any, of the death benefit over the Accumulated Value will be transferred to the AIT Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

G.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract rather than receive payment of the death benefit. The spouse will then become the Owner and Annuitant, and the excess, if any, of the death benefit over the Contract's Accumulated Value will be added to the AIT Money Market Sub-Account.

The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in

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the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

H.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

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                        ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

     - to select the annuity payout option under which annuity benefit payments are to be made; and

     - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable payout annuity option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur.

A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

     -    may not be earlier than the first Contract Anniversary; and

     -    must occur before the Owner's 90th birthday.

If there are Joint Owners, the age of the older will determine the latest possible Annuity Date. If there is a nonnatural Owner, the Annuity Date will be based on the age of the oldest Annuitant. If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's 85th birthday or (b) one year after the Issue Date.

The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See also FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Payments Guaranteed for 10 Years option.

The annuity payout option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity option rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the greater of the guaranteed minimum annuity option rates in the contract or current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes resulting from the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

     - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

     - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION (LIFE WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS)

     - SINGLE LIFE ANNUITY -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

     - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

     - SINGLE LIFE ANNUITY-- Monthly payments during the Annuitant's life. Thereafter, any excess of the originally applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

     - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION (PAYMENTS GUARANTEED FOR A SPECIFIC NUMBER OF YEARS)

Monthly annuity benefit payments for a chosen number of years ranging from ten to thirty or any other period currently offered by the Company are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

(1)  a discount factor equivalent to the AIR and

(2) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. The AIR is 3.0%.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

     -    annuity payout option chosen;

     -    length of the annuity payout option elected;

     -    age of the Annuitant;

     -    gender of the Annuitant (if applicable, see "H. NORRIS Decision");

     -    value of the amount applied under the annuity payout option; and

     -    applicable annuity option rates based on the Annuity 2000 Mortality
          Table.

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

The dollar amount of the first periodic annuity benefit payment is determined by multiplying:

(1) the Accumulated Value applied under that option less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

(2)  the applicable amount of the first monthly payment per $1,000 of value.

Notwithstanding the above, the annuity benefit payments at the time of annuitization under a New York Contract will not be less than those that would have been provided by the application of an Annuity Unit value equal to an amount required to purchase any single consideration immediate annuity contract offered by the Company at the same time to the same class of annuitants.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or, in most jurisdictions, telephone request to the Company. Transfers will be subject to the same market timing restrictions discussed under "A. Payments" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts; however, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic Account Rebalancing is available during the annuitization phase subject to the same rules described in "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

F.  WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "C. Taxation OF THE Contract in General," "Withdrawals after Annuitization" under FEDERAL TAX CONSIDERATIONS.

After the Annuity Date and prior to the death of the Annuitant, an Owner receiving annuity benefit payments under a Period Certain option or a Life with Period Certain option may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below.

WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN

The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then current present value of the remaining guaranteed annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

Under a Life with Period Certain annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

     Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
             ------------------------------------------------------
             Present value of remaining guaranteed variable annuity
              benefit payments immediately prior to the withdrawal

     Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

     Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

     If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by a "Withdrawal Adjustment Charge" equal to 1.00%. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

Because the impact of the Withdrawal Adjustment Charge will depend on the type of withdrawal taken, you should carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Period Certain annuity payout option). For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. In addition, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples of Present Value Withdrawals, see APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS.

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

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

     - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

     -    the SEC has by order permitted such suspension; or

     - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

(1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

(2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

(3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. Surrender charges may apply to these withdrawals and there may be adverse tax consequences. See "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

If the Company learns of the Owner's decision to reverse annuitization after the latest possible Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Payments Guaranteed for 10 Years payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

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

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Underlying Funds.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.30% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily administrative expense charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. This charge may not be increased. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily administrative expense charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the administrative expense charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. Management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/reimbursements see "Annual Underlying Fund Expenses" under SUMMARY OF FEES AND EXPENSES. The prospectuses and SAIs of the Underlying Funds contain additional information concerning expenses of the Underlying Funds.

B.  CONTRACT FEE

A $30 Contract fee currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is currently waived for Contracts issued to and maintained by the trustee of a 401(k) plan. The Company reserves the right to impose a Contract fee up to $30 on Contracts issued to 401(k) plans but only with respect to Contracts issued after the date the waiver is no longer available.

Where Accumulated Value has been allocated to more than one investment option, a percentage of the total Contract fee will be deducted from the value in each option. The portion of the charge deducted from each account will be equal to the percentage which the value in that option bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Underlying Funds; investment managers or sub-advisers of any of the Underlying Funds; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

     1. if the premium tax was paid by the Company when payments were received, the premium tax charge may be deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

     2. the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Accumulated Value at the time such determination is made.

D.  SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. During the accumulation phase, a surrender charge, however, may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

     - The amount available under the Withdrawal Without Surrender Charge provision, described below;

     - Old Payments -- total payments invested in the Contract for more than eight years;

     - New Payments -- payments received by the Company during the eight years preceding the date of the surrender or withdrawal; and

     -    Cumulative Earnings.

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See FEDERAL TAX CONSIDERATIONS for a discussion of how withdrawals are treated for income tax purposes.)

The following surrender charge table outlines these charges:

                  COMPLETE YEARS FROM              SURRENDER CHARGE AS A PERCENT OF
          DATE OF PAYMENT TO DATE OF WITHDRAWAL          THE PAYMENTS WITHDRAWN
          -------------------------------------     -----------------------------------
                       Less than 1                                8.0%
                       Less than 2                                8.0%
                       Less than 3                                7.0%
                       Less than 4                                6.0%
                       Less than 5                                5.0%
                       Less than 6                                4.0%
                       Less than 7                                3.0%
                       Less than 8                                2.0%
                        Thereafter                                 0%


The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn.

The total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals, including the Withdrawal Adjustment Charge that may apply if a withdrawal is taken during the Annuity Payout phase (see ANNUITIZATION -- THE PAYOUT PHASE, "F. Withdrawals After the Annuity Date"). In no event will the total surrender and withdrawal charges exceed a maximum limit of 8.5% of total gross New Payments.

WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge ("Withdrawal Without Surrender Charge Amount" or "WWSC amount"). The WWSC amount is equal to:

            12% times (X less Y)* less Z where:

            X is the total gross payments made to the contract
            Y is any previous withdrawals that exceed the WWSC amount
            Z is any previous WWSC amount withdrawn in the same CALENDAR year

            *In the contract, X less Y is referred to as the Gross Payment Base

To illustrate how this works assume the following:

-    The issue date is February 1, 2000.
-    The initial payment to the contract is $100,000.
-    No subsequent payments are made to the contract.
-    The Owner makes the following withdrawals:

                                                          CONTRACT YEAR IN WHICH
                             DATE OF WITHDRAWAL               WITHDRAWAL MADE           AMOUNT OF WITHDRAWAL
                             ------------------           ----------------------        --------------------
Withdrawal #1                  April 1, 2000                        1st                       $10,000
Withdrawal #2                  August 1, 2000                       1st                        $3,000
Withdrawal #3                  April 1, 2001                        2nd                       $15,000
Withdrawal #4                  August 1, 2001                       2nd                        $2,000


WITHDRAWAL #1

First, determine the WWSC amount available at the time of the withdrawal:

          12% times (X less Y) less Z where:

          X is $100,000
          Y is $0 (no previous withdrawals have been made)
          Z is $0 (no previous withdrawals have been made)

          12% times ($100,000 less $0) less $0 =
          12% times ($100,000) less $0 =
          $12,000 less $0 = $12,000

Second, compare the amount withdrawn to the available WWSC amount:

     Withdrawal #1 of $10,000 is less than the WWSC amount of $12,000. Thus, it is not subject to surrender charges.

WITHDRAWAL #2

First, determine the WWSC amount available at the time of the withdrawal:

          12% times (X less Y) less Z where:

          X is $100,000
          Y is $0 (Withdrawal #1, did not exceed the WWSC amount)
          Z is $10,000 (Withdrawal #1 was made in the same CALENDAR year)

          12% times ($100,000 less $0) less $10,000 =
          12% times ($100,000) less $10,000 =
          $12,000 less $10,000 = $2,000

Second, compare the amount withdrawn to the available WWSC amount:

     Withdrawal #2 of $3,000 exceeds the available WWSC amount of $2,000. Only $2,000 of Withdrawal #2 is part of the WWSC amount and $1,000 exceeds the WWSC amount.

WITHDRAWAL #3

First, determine the WWSC amount available at the time of the withdrawal:

          12% times (X less Y) less Z where:

          X is $100,000
          Y is $1,000 ($1,000 of Withdrawal #2 exceeded the WWSC amount) Z is $0 (This is the first withdrawal of this CALENDAR year)

          12% times ($100,000 less $1,000) less $0 =
          12% times ($99,000) less $0 =
          $11,880 less $0 = $11,880

Second, compare the amount withdrawn to the available WWSC amount:

          Withdrawal #3 of $15,000 exceeds the available WWSC amount of $11,880. Only $11,880 of Withdrawal #3 is part of the WWSC amount and $3,120 exceeds the WWSC amount.

WITHDRAWAL #4

First, determine the WWSC amount available at the time of the withdrawal:

          12% times (X less Y) less Z where:

          X is $100,000
          Y is $4,120 ($1,000 of Withdrawal #2 and $3,120 of Withdrawal #3 exceeded the WWSC amount)
          Z is $11,880 (Withdrawal #3 was made in the same CALENDAR year)

          12% times ($100,000 less $4,120) less $11,880 =
          12% times ($95,880) less $11,880 =
          $11,505.60 less $11,880 = $0

Second, compare the amount withdrawn to the available WWSC amount:

     The WWSC amount has been exhausted for this calendar year. Thus, none of Withdrawal #4 is part of the WWSC amount.

IF YOU NEVER MAKE A WITHDRAWAL IN ANY CALENDAR YEAR THAT EXCEEDS THE WWSC AMOUNT, THEN THE MAXIMUM AVAILABLE WWSC AMOUNT EACH CALENDAR YEAR WILL NEVER BE LESS THAN 12% TIMES THE GROSS PAYMENTS MADE TO THE CONTRACT.

EFFECT OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company deducts the WWSC amount in the following order.

-    The Company first deducts the WWSC Amount from Cumulative Earnings.

- If the WWSC amount exceeds Cumulative Earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.

- If more than one withdrawal is made during the calendar year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge amount has been withdrawn.

After the entire WWSC amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:

-           First from Old Payments

     - Since Old Payments have been invested in the Contract for more than 8 years, the surrender charge is 0%.

-           Second from New Payments

     -    Payments are withdrawn from this category on a first-in-first-out
          (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.

-           Third from Cumulative Earnings

For qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only, the maximum amount available without a surrender charge during any calendar year will be the greatest of the WWSC amount described above and the amount available as a Life Expectancy Distribution less Z (where Z has the same value as outlined above).

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "E. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and see FEDERAL TAX CONSIDERATIONS.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. For purposes of this provision, "physically disabled" means that the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

Where surrender charges have been waived under any of the situations discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

     - the size and type of group or class, and the persistency expected from that group or class;

     - the total amount of payments to be received, and the manner in which payments are remitted;

     - the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

     -    other transactions where sales expenses are likely to be reduced; or

     - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the Issue Date is within the following class of individuals ("eligible persons"):

     - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

     - employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Funds;

     -    investment managers or sub-advisers of the Underlying Funds; and

     - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

In addition, if permitted under state law, surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.

Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

F.  TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract Year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract Year to reimburse it for the expense of processing transfers. For more information, see "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

G.  WITHDRAWAL ADJUSTMENT CHARGE

After the Annuity Date, a withdrawal will result in a calculation by the Company of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. The present value is calculated based on the Annuity 2000 Mortality Table (male, female or unisex rates as appropriate). If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by 1.00%.

The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For more information see "F. Withdrawals After the Annuity Date," under ANNUITIZATION -- THE PAYOUT PHASE.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 or 408A of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non- qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Provisions Applicable to Qualified Employer Plans" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current Annuity Value.

For example, assume that a Contract owner with Accumulated Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the

Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

-    taken on or after age 59 1/2; or

- if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the Code); or

-    in the case of the Owner's "total disability" (as defined in the Code); or

- if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

- irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the Issue Date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28,

1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

Federal income taxation of assets held inside a qualified retirement plan and of earnings on those assets is deferred until distribution of plan benefits begins. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your qualified retirement plan.

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.

INDIVIDUAL RETIREMENT ANNUITIES. Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "C. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract's Accumulated Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the Underlying Funds do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the respective trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

The Company reserves the right, subject to compliance with applicable law, to:

(1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

(2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

(3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

(4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

(5)  to change the methodology for determining the net investment factor,

(6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act, and

(7) to combine with other Sub-Accounts or other Separate Accounts of the Company.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. In no event will the changes described above be made without notice to Owners in accordance with the 1940 Act.

                    CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                  VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company.

Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity payout phase, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's Variable Annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the Variable Annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 9.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of the Contract's Accumulated Value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-366-1492.

                                  LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                               FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% annually compounded daily. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

                                   APPENDIX B
                             PERFORMANCE INFORMATION

This Contract was first offered to the public in 2002. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise total return and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total" return represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the AIT Money Market Fund refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then annualized by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The effective yield calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The "yield" of a Sub-Account investing in a Fund other than a money market fund refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

TOTAL RETURN AND YIELD FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE

For more detailed information about performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

     (1) the Standard & Poor's 500 Composite Stock Price Index (S&P 500), Dow Jones Industrial Average (DJIA), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

     (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

     (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company (A.M. Best), Moody's Investors Service (Moody's), Standard & Poor's Insurance Rating Services (S&P) and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

                                   APPENDIX C
                                SURRENDER CHARGES

PART 1: SURRENDER CHARGES

FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume there are no partial withdrawals and that the Withdrawal Without Surrender Charge Amount is equal to 12% of the Gross Payment Base in the Contract. The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.


                     HYPOTHETICAL           WITHDRAWAL             SURRENDER
CONTRACT             ACCUMULATED         WITHOUT SURRENDER         CHARGER               SURRENDER
 YEAR                   VALUE              CHARGE AMOUNT           PERCENTAGE              CHARGE
--------             -----------         -----------------         ----------            ---------
  1                 $    54,000           $   6,000                 8.0%                $   3,840
  2                      58,320               6,000                 8.0%                    4,000
  3                      62,986               6,000                 7.0%                    3,500
  4                      68,024               6,000                 6.0%                    3,000
  5                      73,466               6,000                 5.0%                    2,500
  6                      79,344               6,000                 4.0%                    2,000
  7                      85,691               6,000                 3.0%                    1,500
  8                      92,547               6,000                 2.0%                    1,000
  9                      99,950               6,000                 0.0%                        0
 10                     107,946               6,000                 0.0%                        0


WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume that the Withdrawal Without Surrender Charge Amount is equal to 12% of the Gross Payment Base and there are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated
Values:


                   HYPOTHETICAL                           WITHDRAWAL        SURRENDER
CONTRACT           ACCUMULATED                        WITHOUT SURRENDER      CHARGER           SURRENDER
  YEAR                VALUE           WITHDRAWAL        CHARGE AMOUNT       PERCENTAGE           CHARGE
--------          ------------        ----------      -----------------     ----------          ----------
   1                $   54,000             $   0         $   6,000             8.0%                $0
   2                    58,320                 0             6,000             8.0%                 0
   3                    62,986                 0             6,000             7.0%                 0
   4                    68,024            30,000             6,000             6.0%             1,440
   5                    41,066            10,000             3,120             5.0%               344
   6                    33,552             5,000             2,294             4.0%               108
   7                    30,836            10,000             1,970             3.0%               241
   8                    22,503            15,000             1,006             2.0%               280
   9                     8,103             5,000                 0             0.0%                 0
  10                     3,351             3,000                 0             0.0%                 0

                                   APPENDIX D
                      EXAMPLES OF PRESENT VALUE WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $140,000. Further assume that he selects a period certain variable annuity payout option of Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 2,402.50 Annuity Units and the first monthly annuity benefit payment is equal to $2,402.50. The following examples assume a net return of 8% (gross return of 9.60%).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take a $150,000 Present Value Withdrawal available at the beginning of the fifth contract year (the third year of the Annuity Payout phase).

          Annuity Units prior to withdrawal = 2,402.50
          Annuity Unit Value on the date of withdrawal = 1.09944
          Monthly Annuity Benefit Payment prior to withdrawal = $2,641.41

          Rate used in Present Value Determination = 4% (3% AIR plus 1%
            Withdrawal Adjustment Charge)
          Present Value of Future Guaranteed Annuity Benefit
            Payments = $218,003.72

          Present Value Withdrawal Amount = $150,000

          Annuity Units after withdrawal = 749.43(2,402,5 X
            (1-(150,000/218,003.72)))
          Annuity Unit Value on the date of withdrawal = 1.09944
          Monthly Annuity Benefit Payment after withdrawal = $823.96

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge of 1%.

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take a $150,000 Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

          Annuity Units prior to withdrawal = 2,402.50
          Annuity Unit Value on the date of withdrawal = 1.39350
          Monthly Annuity Benefit Payment prior to withdrawal = $3,347.87

          Rate used in Present Value Determination = 3% (3% AIR)
          Present Value of Future Guaranteed Annuity Benefit
            Payments = $115,476.29

          Present Value Withdrawal Amount = $150,000

          Annuity Units after withdrawal = 1362.24 (2402.5 X
            (1-(50,000/115,476.29)))
          Annuity Unit Value on the date of withdrawal = 1.39350
          Monthly Annuity Benefit Payment after withdrawal = $1,898.29

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

         INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                        ALLMERICA SELECT SEPARATE ACCOUNT

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE ALLMERICA SELECT ACCLAIM PROSPECTUS OF ALLMERICA SELECT SEPARATE ACCOUNT DATED XXXX, 2002 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-366-1492.

                               DATED ______, 2002

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY                                  2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY   3

SERVICES                                                         4

UNDERWRITERS                                                     4

ANNUITY BENEFIT PAYMENTS AND ACCUMULATION UNIT CALCULATION       5

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM      6

PERFORMANCE INFORMATION                                          6

FINANCIAL STATEMENTS                                             F-1


                         GENERAL INFORMATION AND HISTORY

Allmerica Select Separate Account (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on August 20, 1991. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 2001, the Company and its subsidiaries had over $XX billion in combined assets and over $XX billion of life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company, known as State Mutual Life Assurance Company of America, to a stock life insurance company and adopted its present name. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Currently, 40 Sub-Accounts of the Variable Account are available under the Allmerica Select Acclaim variable annuity contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Allmerica Investment Trust ("AIT"), AIM Variable Insurance Funds ("AVIF"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Deutsche Asset Management VIT Funds ("Deutsche VIT"), Eaton Vance Variable Trust ("EVVT"), Fidelity Variable Insurance Products Fund ("Fidelity VIP"), Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), Franklin Templeton Variable Insurance Products Trust ("FT VIP"), INVESCO Variable Investment Funds, Inc. ("INVESCO VIF"), Janus Aspen Series ("Janus Aspen"), Pioneer Variable Contract Trust ("Pioneer VCT"), Scudder Variable Series II ("SVS"), and T. Rowe Price International Series, Inc. ("T. Rowe Price").

AIT, AVIF, Alliance, Deutsche VIT, EVVT, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, INVESCO VIF, Janus Aspen, Pioneer VCT, SVS, and T. Rowe Price, are open-end, diversified management investment companies. Twelve different funds of the Trust are available under the Contract: the AIT Equity Index Fund, AIT Money Market Fund, AIT Select Aggressive Growth Fund, AIT Select Capital Appreciation Fund, AIT Select Emerging Markets Fund, AIT Select Growth Fund, AIT Select Growth and Income Fund, AIT Select International Equity Fund, AIT Select Investment Grade Income Fund, AIT Select Strategic Growth Fund, AIT Select Strategic Income Fund, and Select Value Opportunity Fund. Three funds of AVIF are available under the Contract: the AIM V.I. Aggressive Growth Fund, AIM V.I. Blue Chip Fund and the AIM V.I. Value Fund. Two portfolios of Alliance are available under the Contract: the Alliance Premier Growth Portfolio and the Alliance Growth and Income Portfolio (Class B). Two funds of Deutsche VIT are available under the Contract: the Deutsche VIT EAFE Equity Index and the Deutsche VIT Small Cap Index. Two portfolios of Eaton Vance VT are available under the Contract: the Eaton Vance VT Floating Rate-Income Fund and Eaton Vance VT Worldwide Health Sciences Fund. Three portfolios of Fidelity VIP are available under the Contract: the Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio and the Fidelity VIP High Income Portfolio. One portfolio of Fidelity VIP II is available under the Contract: the Fidelity VIP II Contrafund Portfolio. Two Fidelity VIP III portfolios are available under the
Contract: the Fidelity VIP III Growth & Income Portfolio and the Fidelity VIP III Mid Cap Portfolio. Two FT VIP funds are available under the Contract: the Franklin Small Cap Fund and the Mutual Shares Securities Fund. Two funds of INVESCO VIF are available under the Contract: the INVESCO VIF Dynamics Fund and the INVESCO VIF Health Sciences Fund. Four Janus Aspen portfolios are available under the Contract: the Janus Aspen Aggressive Growth Portfolio, Janus Aspen Growth Portfolio, Janus Aspen Growth and Income Portfolio, and the Janus Aspen International Growth Portfolio. Two portfolios are available under the Contract:
Pioneer Fund VCT Portfolio and Pioneer Real Estate Growth VCT Portfolio. Two SVS portfolios are available under the Contract: the SVS Dreman Financial Services Portfolio and the Scudder Technology Growth Portfolio. The T. Rowe Price International Stock Portfolio of T. Rowe Price is available under the Contract. Each fund and portfolio available under the Contract (together, the "Underlying Funds") has its own investment objectives and certain attendant risks.

                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the financial statements of Allmerica Select Separate Account of the Company as of December 31, 2001 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653 was organized in 1969 as a wholly owned subsidiary of First Allmerica and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 9.0% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus.

The aggregate amounts of commissions paid to Allmerica Investments for sales of all contracts funded by Allmerica Select Separate Account (including contracts not described in the Prospectus) for the years 1999, 2000 and 2001 were $2,589,970, $2,060,997.53 and ________.

No commissions were retained by Allmerica Investments for sales of all contracts funded by Allmerica Select Separate Account (including contracts not described in the Prospectus) for the years 1999, 2000 and 2001.

           ANNUITY BENEFIT PAYMENTS AND ACCUMULATION UNIT CALCULATION

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:



(1)   Accumulation Unit Value -- Previous Valuation Period                         $   1.135000

(2)   Value of Assets -- Beginning of Valuation Period                             $  5,000,000

(3)   Excess of Investment Income and Net Gains Over Capital Losses                $      1,675

(4)   Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2)       0.000335

(5)   Annual Charge (one-day equivalent of 1.45% per annum)                            0.000040

(6)   Net Investment Rate (4) - (5)                                                    0.000295

(7)   Net Investment Factor 1.000000 + (6)                                             1.000295

(8)   Accumulation Unit Value -- Current Period (1) x (7)                          $   1.135335


Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains of $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134574.

The method for determining the amount of annuity benefit payments is described in detail under "Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Annuitant has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be $44.80 ($44,800 divided by $1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation

Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.


           ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM

To the extent permitted by law, the Company reserves the right to offer an Enhanced Automatic Transfer (Dollar Cost Averaging) Program from time to time. If an Owner elects automatic transfers while the enhanced program is in effect, the Company will credit an enhanced interest rate to eligible payments made to the Enhanced Automatic Transfer Program. Eligible payments:

     -    must be new payments to the Contract, including the initial payment,

     - must be allocated to the Fixed Account, which will be the source account,

     - must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

     -    will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Fund and/or an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified period that would equate the initial amount invested to the ending redeemable values, according to the following formula:
         (n)
P(1 + T)             =        ERV

Where:               P        =        a hypothetical initial payment to the
                                       Variable Account of $1,000

                     T        =        average annual total return

                     n        =        number of years

                     ERV      =        the ending redeemable value of the
                                       $1,000 payment at the end of the
                                       specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 1.55% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:


            COMPLETE YEARS FROM                          SURRENDER CHARGE AS A PERCENTAGE OF THE
   DATE OF PAYMENT TO DATE OF WITHDRAWAL                           PAYMENTS WITHDRAWN
   -------------------------------------                  ----------------------------------------
                Less than 1                                                8.0%
                Less than 2                                                8.0%
                Less than 3                                                7.0%
                Less than 4                                                6.0%
                Less than 5                                                5.0%
                Less than 6                                                4.0%
                Less than 7                                                3.0%
                Less than 8                                                2.0%
                 Thereafter                                                 0%

No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return include the deduction of the $30 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

              (n)
      P(1 + T)               =           EV

 Where:          P           =           a hypothetical initial payment to the
                                         Variable Account of $1,000

                 T           =           average annual total return

                 n           =           number of years

                 EV          =           the ending value of the $1,000 payment
                                         at the end of the specified period.

The calculation of Supplemental Total Return reflects the 1.45% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of Supplemental Total Return does not include the deduction of the $30 annual Contract fee.

YIELD AND EFFECTIVE YIELD - THE AIT MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the AIT Money Market Sub-Account for the seven-day period ended December 31, 2001:

            Yield                                           XXX%
            Effective Yield                                 XXX%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The AIT Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                               (365/7)
  Effective Yield            =        [(base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $30 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Allmerica Select Separate Account (to be added by pre-effective amendment).

                            PART C. OTHER INFORMATION

ITEM 24.      FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

         Financial Statements Included in Part A
         None

         Financial Statements Included in Part B

         Financial Statements for First Allmerica Financial Life Insurance Company and Financial Statements for Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company will be filed by Pre-Effective Amendment

         Financial Statements Included in Part C
         None

     (B) EXHIBITS

              EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated August 20, 1991 was previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is incorporated by reference herein.

              EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

              EXHIBIT 3    (a) Underwriting and Administrative Services
                               Agreement was previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is incorporated by reference herein.

                           (b) Sales Agreements (Select) with Commission
                               Schedule were previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and are incorporated by reference herein.

                           (c) General Agent's Agreement was previously filed on
                               April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is
                               incorporated by reference herein.

                           (d) Career Agent Agreement was previously filed on
                               April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is
                               incorporated by reference herein.

                           (e) Registered Representative's Agreement was
                               previously filed on April 24, 1998 in
                               Post-Effective Amendment No. 11 (File nos.
                               33-71058/811-8116), and is incorporated by reference herein.

              EXHIBIT 4        Form of Certificate (Form A3031.NY-01GRC) and

                               Specification Pages Form are filed herewith.

              EXHIBIT 5        Form of Application Form is filed herewith.

              EXHIBIT 6 Articles of Incorporation were previously filed on April 30, 1996 in Post-Effective Amendment No. 4 (File nos. 33-71058/811-8116), which was effective on October 16, 1995, and are
                               incorporated by reference herein. Revised Bylaws were previously filed on April 30, 1996 in Post-Effective Amendment No. 4 (File nos. 33-71058/811-8116), and are incorporated by reference herein.

              EXHIBIT 7        Not Applicable.

              EXHIBIT 8    (a) BFDS Agreements for lockbox and mailroom
                               services were previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and are incorporated by reference herein.

                           (b) Directors' Power of Attorney is filed herewith.

              EXHIBIT 9        Opinion of Counsel is filed herewith.

              EXHIBIT 10 Consent of Independent Accountants will be filed by Pre-Effective Amendment.

              EXHIBIT 11       None.

              EXHIBIT 12       None.

              EXHIBIT 13 Schedule for Computation of Performance Quotations will be filed by Pre-Effective Amendment.

              EXHIBIT 14       Not Applicable.

              EXHIBIT 15   (a) Amendment dated October 30, 2000 was
                               previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Amendment dated October 30, 2000 to the Participation Agreement between the Company and Allmerica Investment Trust was previously filed on January 19, 2001 in the Initial Registration Statement (File Nos. 333-54070/811-8116), and is incorporated by reference herein. Participation Agreement between the Company and Allmerica Investment Trust dated March 22, 2000 was previously filed in April 2000 in Post-Effective Amendment No. 11 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein.

                           (b) Amendment dated October 1, 2000 to the Variable
                               Insurance Products Fund Participation Agreement was previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is
                               incorporated by reference herein. Form of Amendment dated October 30, 2000 to the Variable Insurance Products Fund Participation Agreement was previously filed on January 19, 2001 in the Initial Registration Statement (File Nos. 333-54070/811-8116), and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 were previously filed in April 2000 in Post-Effective Amendment No. 11 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein. Participation Agreement between the Company and Fidelity VIP, as amended, was previously filed on April 24, 1998 in Post-Effective Amendment No. 12 of Registration Statement No. 33-71058/811-8116, and is
                               incorporated by reference herein.

                           (c) Form of Amendment to Schedule A of the T. Rowe
                               Price International Series, Inc. was previously filed on January 19, 2001 in the Initial Registration Statement (File Nos. 333-54070/811-8116), and is incorporated by reference herein. Participation Agreement between the Company and T. Rowe Price International Series, Inc. was previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is incorporated by reference herein.

                           (d) Form of Amendment #6 to the AIM Participation
                               Agreement was previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is
                               incorporated by reference herein. Form of Amendment to AIM Participation Agreement was previously filed in April 2000 in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114 and is incorporated by reference herein. Participation Agreement with AIM Variable Insurance Funds, Inc. was previously filed on August 27, 1998 in Post-Effective Amendment No. 2 in Registration Statement No. 333-16929/811-7747, and is incorporated by reference herein.

                           (e) Form of Amendment dated May 1, 2001 to the
                               Amended and Restated Participation Agreement, Merger and Consolidated Agreement, and the Amended and Restated Participation Agreement with Alliance were previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and are
                               incorporated by reference herein. Form of Participation Agreement with Alliance was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-7105/811-8114, and is
                               incorporated by reference herein.

                           (f) Participation Agreement with Deutsche Asset
                               Management VIT Funds (formerly Bankers Trust) was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-87105/811-8114, and is
                               incorporated by reference herein.

                           (g) Form of Amendment dated May 1, 2001 to the
                               Variable Insurance Products Fund II Participation Agreement was previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is
                               incorporated by reference herein. Amendment to Variable Insurance Products Fund II Participation Agreement dated March 29, 2000 and Amendment dated October 4, 1999 were previously filed in April 2000 in Post-Effective Amendment No. 11 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein. Participation Agreement, as amended, with Variable Insurance Products Fund II was previously filed on April 24, 1998 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71052/811-8114, and is
                               incorporated by reference herein.

                           (h) Form of Amendment and Participation Agreement
                               with Variable Insurance Products Fund III with Variable Insurance Products III was previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund III was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-87105/811-8114, and is
                               incorporated by reference herein.

                           (i) Form of Amendment dated May 1, 2001 and the
                               Franklin Templeton Participation Agreement dated March 1, 2000 were previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein. Form of Participation Agreement with Franklin Templeton was previously filed in April 2000 in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114 and is
                               incorporated by reference herein.

                           (j) Form of Amendment dated May 1, 2001 to the
                               Participation Agreement with INVESCO was previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Participation Agreement with INVESCO was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-87105/811-8114, and is
                               incorporated by reference herein.

                           (k) Participation Agreement with Janus was previously
                               filed on April 26, 2000 in Post-Effective
                               Amendment No. 1 of Registration Statement No. 333-87105/811-8114, and is incorporated by reference herein.

                           (l) Form of Participation Agreement dated May 1, 2001
                               with Scudder Investments Inc. and Scudder
                               Distributors was previously filed in April 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein.

                           (m) Eaton Vance Participation Agreement was
                               previously filed in April 2001 in Post-Effective Amendment No. 19 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

  The principal business address of all the following Directors and Officers is:
  440 Lincoln Street
  Worcester, Massachusetts 01653

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY              PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------              ----------------------------------------------
Bruce C. Anderson                           Director (since 1996) and Vice President (since 1984) of
    Director and Vice President             First Allmerica

Warren E. Barnes                            Vice President (since 1996) and Corporate Controller (since
    Vice President and Corporate            1998) of First Allmerica
    Controller

Mark R. Colborn                             Director (since 2000) and Vice President (since 1992) of First
    Director and Vice President             Allmerica

Charles F. Cronin                           Secretary and Counsel (since 2000) of First Allmerica;
    Secretary and Counsel                   Counsel (since 1996) of First Allmerica; Attorney (1991-1996)
                                            of Nutter, McClennen & Fish

J. Kendall Huber                            Director, Vice President and General Counsel (since 2000)
    Director, Vice President and            of First Allmerica; Vice President (1999) of Promos Hotel
    General Counsel                         Corporation; Vice President and Deputy General Counsel
                                            (1998-1999) of Legg Mason, Inc.; Vice President and Deputy
                                            General Counsel (1995-1998) of USF&G Corporation

Mark A. Hug                                 Director and Vice President (since 2001) of First Allmerica;  Chief
    Director and Vice President             Marketing Officer (1999-2001) of First Allmerica;  Senior Vice President
                                            of Life and Annuity Products (1997-1999) for The Equitable Life Assurance
                                            Society

John P. Kavanaugh                           Director and Chief Investment Officer (since 1996) and Vice
    Director, Vice President and            President (since 1991) of First Allmerica; Director (since 1996)
    Chief Investment Officer                and President (since 1995) of Allmerica Asset Management, Inc.

Mark C. McGivney                            Vice President (since 1997) and Treasurer (since 2000) of First
    Vice President and Treasurer            Allmerica; Associate, Investment Banking (1996-1997) of
                                            Merrill Lynch & Co.


John F. O'Brien                             Director, President and Chief Executive Officer (since 1989) of
    Director, President and                 First Allmerica
    Chief Executive Officer

Edward J. Parry, III                        Director and Chief Financial Officer (since 1996), Vice
    Director, Vice President and            President (since 1993) and Treasurer (1993-2000) of First
    Chief Financial Officer                 Allmerica

Richard M. Reilly                           Director (since 1996) and Vice President (since 1990) of First
    Director and Vice President             Allmerica; Director (since 1990), President and Chief
                                            Executive Officer (since 1995) of Allmerica Financial Life Insurance and Annuity Company; Director and President (since 1998) of Allmerica
                                            Financial Investment Management Services, Inc.

Robert P. Restrepo, Jr.                     Director and Vice President (since 1998) of First Allmerica;
    Director and Vice President             Chief Executive Officer (1996 to 1998) of Travelers
                                            Property & Casualty; Senior Vice President (1993 to 1996)
                                            of Aetna Life & Casualty Company

Gregory D. Tranter                          Director and Vice President (since 2000) of First Allmerica;
    Director and Vice President             Vice President (1996-1998) of Travelers Property & Casualty;
                                            Director of Geico Team (1983-1996) of Aetna Life & Casualty

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                    NAME                                      ADDRESS                        TYPE OF BUSINESS
                    ----                                      -------                        ----------------
AAM Equity Fund                                   440 Lincoln Street             Massachusetts Grantor Trust
                                                  Worcester MA 01653

AAM Growth & Income Fund, L.P.                    440 Lincoln Street             Limited Partnership
                                                  Worcester MA 01653

AAM High Yield Fund, L.L.C.                       440 Lincoln Street             Limited liability company
                                                  Worcester MA 01653

Advantage Insurance Network, Inc.                 440 Lincoln Street             Insurance Agency
                                                  Worcester MA 01653

AFC Capital Trust I                               440 Lincoln Street             Statutory Business Trust
                                                  Worcester MA 01653

Allmerica Asset Management, Inc.                  440 Lincoln Street             Investment advisory services
                                                  Worcester MA 01653



Allmerica Asset Management Limited                440 Lincoln Street             Investment advisory services
                                                  Worcester MA 01653

Allmerica Benefits, Inc.                          440 Lincoln Street             Non-insurance medical services
                                                  Worcester MA 01653

Allmerica Equity Index Pool                       440 Lincoln Street             Massachusetts Grantor Trust
                                                  Worcester MA 01653

Allmerica Financial Alliance Insurance            100 North Parkway               Multi-line property and casualty
Company                                           Worcester MA 01605              Insurance

Allmerica Financial Benefit Insurance             645 West Grand River            Multi-line property and casualty
Company                                           Howell MI 48843                 Insurance

Allmerica Financial Corporation                   440 Lincoln Street             Holding Company
                                                  Worcester MA 01653

Allmerica Financial Insurance                     440 Lincoln Street             Insurance Broker
Brokers, Inc.                                     Worcester MA 01653

Allmerica Financial Life Insurance                440 Lincoln Street             Life insurance, accident and health and
Annuity Company (formerly known                   Worcester MA 01653             insurance, annuities, variable
as SMA Life Assurance Company)                                                   annuities and variable life insurance

Allmerica Financial Services Insurance            440 Lincoln Street             Insurance Agency
Agency, Inc.                                      Worcester MA 01653

Allmerica Funding Corp.                           440 Lincoln Street             Special purpose funding vehicle for
                                                  Worcester MA 01653             commercial paper

Allmerica, Inc.                                   440 Lincoln Street             Common employer for Allmerica
                                                  Worcester MA 01653             Financial Corporation entities

Allmerica Financial Investment                    440 Lincoln Street             Investment advisory services
Management Services, Inc. (formerly               Worcester MA 01653
Known as Allmerica Institutional Services,
Inc. and 440 Financial Group of
Worcester, Inc.)

Allmerica Investment Management                   440 Lincoln Street             Investment advisory services
Company, Inc.                                     Worcester MA 01653

Allmerica Investments, Inc.                       440 Lincoln Street             Securities, retail broker-dealer
                                                  Worcester MA 01653


Allmerica Investment Trust                        440 Lincoln Street             Investment Company
                                                  Worcester MA 01653

Allmerica Investments Insurance Agency Inc. of    440 Lincoln Street             Insurance Agency
Alabama                                           Worcester MA 01653

Allmerica Investments Insurance Agency of         440 Lincoln Street             Insurance Agency
Florida, Inc.                                     Worcester MA 01653

Allmerica Investment Insurance Agency Inc. of     440 Lincoln Street             Insurance Agency
Georgia                                           Worcester MA 01653

Allmerica Investment Insurance Agency Inc. of     440 Lincoln Street             Insurance Agency
Kentucky                                          Worcester MA 01653

Allmerica Investments Insurance Agency Inc. of    440 Lincoln Street             Insurance Agency
Mississippi                                       Worcester MA 01653

Allmerica Plus Insurance Agency, Inc.             440 Lincoln Street             Insurance Agency
                                                  Worcester MA 01653

Allmerica Securities Trust                        440 Lincoln Street             Investment Company
                                                  Worcester MA 01653


Allmerica Trust Company, N.A.                     440 Lincoln Street             Limited purpose national trust
                                                  Worcester MA 01653             Company


AMGRO, Inc.                                       100 North Parkway               Premium financing
                                                  Worcester MA 01605

Citizens Insurance Company of America             645 West Grand River            Multi-line property and casualty
                                                  Howell MI 48843                 Insurance

Citizens Insurance Company of Illinois            333 Pierce Road                Multi-line property and casualty
                                                  Itasca IL 60143                Insurance

Citizens Insurance Company of the                 3950 Priority Way              Multi-line property and casualty
Midwest                                           South Drive, Suite 200         Insurance
                                                  Indianapolis IN 46240

Citizens Insurance Company of Ohio                8101 N. High Street            Multi-line property and casualty
                                                  P.O. Box 342250                Insurance
                                                  Columbus OH 43234

Citizens Management, Inc.                         645 West Grand River           Services management company
                                                  Howell MI 48843


Financial Profiles, Inc.                          5421 Avenida Encinas           Computer software company
                                                  Suite A
                                                  Carlsbad, CA  92008

First Allmerica Financial Life Insurance          440 Lincoln Street             Life, pension, annuity, accident
Company (formerly State Mutual Life               Worcester MA 01605             and health insurance company
Assurance Company of America)

First Sterling Limited                            41 Cedar Avenue
                                                  Hamilton HM 12,
                                                  Bermuda                        Holding Company

First Sterling Reinsurance Company                41 Cedar Avenue                Reinsurance Company
Limited                                           Hamilton HM 12,
                                                  Bermuda

Greendale Special Placements Fund                 440 Lincoln Street             Massachusetts Grantor Trust
                                                  Worcester MA 01653

The Hanover American Insurance                    100 North Parkway              Multi-line property and casualty
Company                                           Worcester MA 01605             Insurance

The Hanover Insurance Company                     100 North Parkway              Multi-line property and casualty
                                                  Worcester MA 01605             Insurance

Hanover Texas Insurance Management                NationsBank Tower              Attorney-in-fact for Hanover Lloyd's
Company, Inc.                                     15301 Dallas Parkway           Insurance Company
                                                  Dallas TX 75248

Hanover Lloyd's Insurance Company                 NationsBank Tower              Multi-line property and casualty
                                                  15301 Dallas Parkway           Insurance
                                                  Dallas TX 75248

Lloyds Credit Corporation                         440 Lincoln Street             Premium financing service
                                                  Worcester MA 01653             Franchises

Massachusetts Bay Insurance Company               100 North Parkway              Multi-line property and casualty
                                                  Worcester MA 01605             Insurance

Sterling Risk Management Services, Inc.           440 Lincoln Street             Risk management services
                                                  Worcester MA 01653

VeraVest, Inc. (formerly known as Allmerica       440 Lincoln Street             Securities, retail broker-dealer
Services Corporation)

ITEM 27.      NUMBER OF CONTRACT OWNERS

     As of November 30, 2001, there were 0 Contract Owners of qualified Contracts and 0 Contract Owners of non-qualified Contracts.

ITEM 28.      INDEMNIFICATION

     Article VIII of the Bylaws of Allmerica Financial Life Insurance and Annuity Company (the Depositor) state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.      PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

         - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company.

         - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

          -   Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
         440 Lincol Street
         Worcester, Massachusetts 01653

         NAME                                             POSITION OR OFFICE WITH UNDERWRITER
         ----                                             -----------------------------------
Margaret L. Abbott                                        Vice President

Emil J. Aberizk, Jr.                                      Vice President

Edward T. Berger                                          Vice President and Chief Compliance Officer

Michael J. Brodeur                                        Vice President Operations

Mark R. Colborn                                           Vice President


Charles F. Cronin                                         Secretary/Clerk

Claudia J. Eckels                                         Vice President

Philip L. Heffernan                                       Vice President

J. Kendall Huber                                          Director

Mark C. McGivney                                          Treasurer

William F. Monroe, Jr.                                    President, Director and Chief Executive Officer

K. David Nunley                                           Vice President

Stephen Parker                                            Vice President and Director

Richard M. Reilly                                         Director and Chairman of the Board

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 2000. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.      LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at , Worcester, Massachusetts.

ITEM 31.      MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.      UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include as part of the application to purchase a Contract a space that the applicant can check to request a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(B) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4. A signed statement acknowledging the participant's understanding of (i) the restrictions on redemption withdrawal imposed by the Program and by
         Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 17th day of December, 2001.

                      ALLMERICA SELECT SEPARATE ACCOUNT OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                               By: /S/ Charles F. Cronin
                                   --------------------------------
                                      Charles F. Cronin, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 SIGNATURES                     TITLE                                                         DATE
 ----------                     -----                                                         ----
/s/ Warren E. Barnes            Vice President and Corporate Controller                       December 17, 2001
---------------------------
Warren E. Barnes

Edward J. Parry*                Director, Vice President and Chief Financial Officer
---------------------------

Richard M. Reilly*              Director and Vice President
---------------------------

John F. O'Brien*                Director, President  and Chief Executive Officer
---------------------------

Bruce C. Anderson*              Director and Vice President
---------------------------

Mark R. Colborn*                Director and Vice President
---------------------------

John P. Kavanaugh*              Director, Vice President and Chief Investment Officer
---------------------------

J. Kendall Huber*               Director, Vice President and General Counsel
---------------------------

Mark A. Hug*                    Director and Vice President
---------------------------

Robert P. Restrepo, Jr.*        Director and Vice President
---------------------------

Gregory D. Tranter*             Director and Vice President
---------------------------

**Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the dated Powers of Attorney dated May 21, 2001 and November 7, 2001 and duly executed by such persons.

/s/ Sheila B. St. Hilaire
------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                  EXHIBIT TABLE

Exhibit 4         Form of Certificate (Form A3031.NY-GRC) and Form of
                  Specification Pages

Exhibit 5         Form of Application

Exhibit 8(b)      Directors' Powers of Attorney

Exhibit 9         Opinion of Counsel